UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2019

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

2019 First Quarter Preliminary Operating Results

On April 24, 2019, KB Financial Group Inc. (“KB Financial Group”) held an earnings conference and released its preliminary operating results for the first quarter of fiscal year 2019. The following tables reflect the key figures released during the conference. The presentation materials for the conference, which contain further details, are available at KB Financial Group’s website (http://www.kbfg.com).

The preliminary figures presented herein are based on International Financial Reporting Standards as adopted by the Republic of Korea (“K-IFRS”) and are currently being reviewed by KB Financial Group’s independent auditors and are subject to change.

1.	Preliminary Operating Results of KB Financial Group (Consolidated)

(Won in millions, %)		1Q 2019	4Q 2018	% Change Increase (Decrease) (Q to Q)	1Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	12,337,332	10,487,701	17.64	10,414,915	18.46
	Cumulative	12,337,332	42,027,107	—	10,414,915	18.46
Net operating profit	Specified Quarter	1,159,249	388,133	198.67	1,227,151	(5.53)
	Cumulative	1,159,249	4,267,481	—	1,227,151	(5.53)
Profit before income tax	Specified Quarter	1,165,943	326,134	257.50	1,343,418	(13.21)
	Cumulative	1,165,943	4,301,532	—	1,343,418	(13.21)
Profit for the period	Specified Quarter	845,930	192,787	338.79	968,389	(12.65)
	Cumulative	845,930	3,061,946	—	968,389	(12.65)
Profit attributable to shareholders of the parent company	Specified Quarter	845,652	192,439	339.44	968,232	(12.66)
	Cumulative	845,652	3,061,191	—	968,232	(12.66)

Note)

“Operating revenue” represents the sum of interest income, fee and commission income, insurance income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

2.	Preliminary Operating Results of Kookmin Bank (Consolidated)

(Won in millions, %)		1Q 2019	4Q 2018	% Change Increase (Decrease) (Q to Q)	1Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	5,308,928	4,806,015	10.46	4,099,192	29.51
	Cumulative	5,308,928	18,089,885	—	4,099,192	29.51
Net operating profit	Specified Quarter	775,564	297,267	160.90	814,232	(4.75)
	Cumulative	775,564	2,992,468	—	814,232	(4.75)
Profit before income tax	Specified Quarter	776,583	254,070	205.66	938,448	(17.25)
	Cumulative	776,583	3,086,338	—	938,448	(17.25)
Profit for the period	Specified Quarter	572,813	179,947	218.32	690,207	(17.01)
	Cumulative	572,813	2,259,198	—	690,207	(17.01)
Profit attributable to shareholders of the parent company	Specified Quarter	572,813	179,947	218.32	690,207	(17.01)
	Cumulative	572,813	2,259,198	—	690,207	(17.01)

Note)	“Operating revenue” represents the sum of interest income, fee and commission income, gain on financial assets/liabilities at fair value through profit or loss and other operating income.

3.	Preliminary Operating Results of KB Securities Co., Ltd. (“KB Securities”) (Consolidated)

(Won in millions, %)		1Q 2019	4Q 2018	% Change Increase (Decrease) (Q to Q)	1Q 2018	% Change Increase (Decrease) (Y to Y)
Operating revenue	Specified Quarter	2,512,459	1,795,644	39.92	1,878,985	33.71
	Cumulative	2,512,459	6,680,195	—	1,878,985	33.71
Net operating profit (loss)	Specified Quarter	117,607	(48,268)	*	116,972	0.54
	Cumulative	117,607	250,127	—	116,972	0.54
Profit (Loss) before income tax	Specified Quarter	121,882	(43,263)	*	115,407	5.61
	Cumulative	121,882	264,001	—	115,407	5.61
Profit (Loss) for the period	Specified Quarter	87,276	(30,126)	*	81,895	6.57
	Cumulative	87,276	189,676	—	81,895	6.57
Profit (Loss) attributable to shareholders of the parent company	Specified Quarter	87,275	(30,129)	*	81,893	6.57
	Cumulative	87,275	189,666	—	81,893	6.57

Note 1)

Based on KB Securities’ consolidated financial statements, as a result of which the figures differ from KB Securities’ earnings results to be released at KB Financial Group’s 2019 first quarter earnings conference, which are based on KB Financial Group’s consolidated financial statements.

2)	“Operating revenue” represents operating income based on KB Securities’ financial statements.
3)	* indicates that a profit was recorded in the current period compared to a loss in the previous period.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: April 24, 2019	By:	/s/ Ki-Hwan Kim
(Signature)

	Name:	Ki-Hwan Kim
	Title:	Deputy President and Chief Finance Officer